United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

December 2013

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐  No   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐ No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	5

LISTED COMPANY

CORPORATE TAX CODE (CNPJ) # 33,592,510/0001-54

BOARD OF TRADE REGISTRATION (NIRE) # 33,300,019,766

THE MINUTES OF THE ORDINARY BOARD OF DIRECTORS MEETING OF VALE

HELD ON NOVEMBER 28, 2013.

On November 28, 2013, at 9:30 am, met, ordinarily, at the Company’s head office, at Avenida Graça Aranha, 26, 19th floor, Rio de Janeiro, Messrs. Dan Conrado — Chairman, Marcel Juviniano Barros, Robson Rocha, Renato da Cruz Gomes, José Mauro Mettrau Carneiro da Cunha, João Batista Cavaglieri and the alternates, Messrs. Hayton Jurema da Rocha, Luiz Maurício Leuzinger and Eduardo de Oliveira Rodrigues Filho and also Mr. Clovis Torres, as Secretary, having unanimously resolved upon the following: “3.1.22 EXTERNAL AUDITORS — TRIENNIUM — 2014-2016 — The Board of Directors, based on the Fiscal Council’s recommendation, resolved to select KPMG Independent Auditors to render professional services related to the audit of Vale and its subsidiaries’ financial statements, either in Brazil and abroad, as well as the certification of Vale’s internal controls (SOX §404), for the fiscal years of 2014 up to 2016 (...)” I hereby attest that the deliberations above were excerpted from the Minutes taken from the Registry of the Minutes of the Board of Directors Meetings of the Company.

Rio de Janeiro, November 28, 2013.

Clovis Torres

Secretary

To
Comissão de Valores Mobiliários
Sete de Setembro Street, 111 — 33º floor
Rio de Janeiro, RJ

At.:	Mr. Fernando Soares Vieira Enterprise Relations Superintendent

Mr. José Carlos Bezerra da Silva Account Standard and Auditing Superintendent

Subject:	Independent Auditor change — Instruction CVM nº 308/99

Rio de Janeiro, December 4, 2013.

DICT/EXT-024/2013

Dears Mister,

We inform that Vale S.A Board of Directors, in a meet realized on November 28 2013, approved hiring KPMG Independent Auditor, to provide audit services to the financial statements for a period of three years from 2014 exercise. The mentioned services will start from the revision of the quarterly reporting (QR) ended June 30, 2014.

The hiring is to attend the article 31 of CVM 308/99 Instruction, which determines change in independent audit firm each five years, and it had the consent of ours actual auditors, PricewaterhouseCoopers Independent Auditors.

We are at your disposal to further informations through our Investor Relations Department

Sincerely yours,

Luciano Siani Pires

Chief Financial Officer

Vale S.A.

Tel.: (21) 3814-8888    Fax.: (21) 3814-4611

Av.: Graça Aranha, 26 - 14º andar, Centro

20030-900 Rio de Janeiro RJ Brasil

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Roberto Castello Branco
Date: December 5, 2013		Roberto Castello Branco
Director of Investor Relations